EQUITY INTEREST ACQUISITION AGREEMENT

Between

EMINAICH LLC ("SELLER") and NET SAVINGS LINK, INC. ("PURCHASER")

April 6, 2021

This Equity Interest Acquisition Agreement ("**Agreement**") is between Net Savings Link, Inc., a Colorado corporation ("Purchaser") and Eminaich LLC, a Wyoming limited liability Company ("**Seller**") with respect to the transfer of a twenty percent (20%) of the authorized equity of Seller (the "**Equity Interest**") is dated as of April 6, 2021 (the "Effective Date").

1. **Purchase and Sale of Equity Interest.** Seller hereby agrees to transfer and assign, and Purchaser hereby agrees to purchase twenty percent (20%) of the authorized equity in the form of membership units ("Securities") of Seller in exchange for 31,928,481 "Series B Preferred Shares" of Purchaser (the "Purchase Price"). For purposes of this Agreement "Securities" shall mean the equity of Seller. For purposes of this Agreement and this Section 1, the "Consideration" for the Securities purchased from Seller shall be the "Purchase Price."

2. **Purchaser Closing Deliverables.** Upon the execution of this Agreement (the "**Closing Date**") Purchaser shall deliver to Seller the following closing deliverables:

A. (i) copy of this Agreement executed by Seller, and (ii) An official resolution of the corporation executed by Purchaser, accepting the Equity Interest in exchange for the Consideration.

3. **Seller Closing Deliverables.** On or prior to the Closing Date, Seller shall deliver to Purchaser, (i) a copy of this Agreement executed by Seller, and (ii) certificates representing Purchaser's ownership of the Equity Interest, or such other equivalent, as shall be acceptable to Purchaser to evidence final transfer and ownership of Securities.

4. **Acceptance.** Purchaser and Seller both understand that this Agreement does not become binding on the other party until executed by the other party, and that each party has the full right to accept or reject this Agreement in its sole and absolute discretion prior to the Closing Date.

5. **Representations.**

A. Purchaser and Seller hereby agree, respectively, as follows:

(i)   Seller operates a technology business and will furnish a business plan and website within ten (10) business days after signing this Agreement;

(ii)   Purchaser will acquire the Equity Interest upon execution of this Agreement in exchange for 31,928,481 Series B Preferred Shares of Purchaser; and

6.   The first tranche of acquisition will be valued at USD 1 million and the second option tranche will be valued at USD 2 million. Purchaser also has an option to purchase another ten percent (10%) of Seller, based on the second tranche valued at 2 million.

(i)   Purchaser has six (6) months from the date of this Agreement to exercise this option. Seller will complete its technology application within six (6) months after the signing of this Agreement, otherwise the option period for Purchaser will be extended for an additional twelve (12) months.

(ii)   Seller may convert the Series B Preferred Shares into Common Shares at any time after six (6) months from the signing of this Agreement. Seller will have tag-along registration rights for any converted Series B Preferred Shares.

(iii)   Each party to this Agreement has had a reasonable opportunity to ask questions of, and receive answers from, the other party concerning the exchange of equity hereunder. The information includes, but not limited to business plans. All such questions have been answered to the full satisfaction of the parties. No representations (oral or otherwise) upon which any party is relying have been made other than those set forth herein.

(iv)   The parties acknowledge that the Equity Interest has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission or any other federal or state regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of this offering. Any representation to the contrary is a criminal offense.

B. Purchaser Restrictions on Transfer and Sale of Equity interest.

(i)   Purchaser acknowledges that the Equity interest have not been registered or qualified under the Securities Act of 1933, as amended (the "Securities Act") or under any securities or Blue-Sky laws of any state or any other jurisdiction and are being issued and sold in reliance upon exemptions from registration provided by such laws. No Equity interest may be sold or transferred unless such sale or transfer is exempt from the registration and/or qualification requirements of the Securities Act.

(ii)   Purchaser understands that its right to transfer the Equity Interest may be subject to certain restrictions. Further, Purchaser is aware that it may be required to bear any financial risk of these purchases for an indefinite period of time.

(iii)   Purchaser acknowledges and understands that there is currently no market for the Equity Interest, and there is no assurance that any market will develop or, if one develops, that it will be maintained for the life of the Equity Interest or any other period or, while maintained, that it will provide Purchaser with a market in which to trade the Equity Interest. Consequently, a Purchaser of the Equity Interest may find it difficult to liquidate its investment at any particular time and must be prepared to hold the Equity Interest for an indefinite period of time or until maturity and to bear the risk of the loss of its entire investment.

(iv)   The Equity Interest is being purchased solely for Purchaser's own account and not for the account of any other person, and not with a view to distribution, assignment or resale to others, or to fractionalization in whole or in part.

(v)   By executing this Agreement, Purchaser further represents that Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Equity interest.

(vi)   Purchaser understands that the Equity interest that it is purchasing are characterized as "restricted equity interest" under the federal securities laws inasmuch as they are being acquired from Seller in a transaction not involving a public offering and that under such laws and applicable regulations such Securities may be resold without registration under the Securities Act, only in certain limited circumstances. In this connection, Purchaser represents that it is familiar with Securities and Exchange Commission Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

C. Status of Purchaser.

(i)   All information that Purchaser has provided to Seller concerning Purchaser and its suitability to purchase the Equity interest is correct and complete as of the date set forth on the signature page hereof. Purchaser hereby agrees to notify Seller immediately of any material change in any such information occurring prior to Seller's acceptance of this Agreement.

(ii)   Purchaser (i) is an "accredited investor" as that term is defined in Regulation D under the Securities Act; (ii) has adequate means of providing for current needs and possible personal contingencies; (iii) has no need for liquidity in this investment; and (iv) is able to bear the substantial economic risks of an investment in the Equity interest for an indefinite period, including the loss of the entire investment.

(i)   Purchaser has not received any general solicitation or general advertising concerning Seller or the Equity Interest.

D. Authority.

(i)   Purchaser has full power, authority and capacity to enter into this Agreement, and each such agreement constitutes its valid and legally binding obligation, enforceable against Purchaser in accordance with its terms.

E. No Violation.

(i)   Neither the execution, delivery and performance of this Agreement, nor the consummation of the transactions contemplated hereby and thereby, will (a) violate, result in a breach of, conflict with, or constitute a default (or an event which, with the giving of notice or lapse of time or both, would constitute a default) under, or require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any note, bond, mortgage, or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Purchaser is a party; or (b) violate, conflict with or result in the breach of (or cause an event which could reasonably be expected to have a material adverse effect as a result of) any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority to which Purchaser or any of the properties of Purchaser are subject. No action, consent, approval or authorization by or filing with any person or entity, including any governmental authority, is required in connection with the execution, delivery and performance by Purchaser of this Agreement and the Joinder Agreements or the consummation by Purchaser of the transactions respectively contemplated herein and therein.

F. Legends.

(i)   It is understood that the certificates, if any, evidencing the Equity Interest may bear one or all of the following legends:

(a)   "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE NEVADA SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

(b)   PLACEMENT MEMORANDUM HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS PRIVATE PLACEMENT MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY ARE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

7.   Seller's Representations and Warranties.

Seller represents and warrants to Purchaser the following, intending that Purchaser will rely thereupon in entering into this Agreement and consummating the transactions contemplated hereby:

A. Information Concerning Seller.

(i)   Seller and its representatives have made themselves available to Purchaser and have provided Purchaser with all information requested, and in addition has answered to the satisfaction of Purchaser all questions asked concerning its business, management and financial affairs and the terms and conditions of this Agreement, and any shareholder agreement.

(ii)   Seller is a company duly organized, validly existing and in good standing under the laws of the State of Wyoming. Seller has all requisite power and authority, legal or otherwise, to conduct its business as presently conducted and as proposed to be conducted and do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify except in such jurisdictions where failure to so qualify would not (in the aggregate for all such jurisdictions) have a material adverse effect on its business or assets. Seller is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

(iii)   Seller has all requisite capacity to execute and deliver this Agreement and to sell and issue the Securities and to carry out and perform its obligations under the terms of this Agreement and has, or will, provide duly authorized corporate resolutions confirming all material agreements between the parties as set for herein.

(iv)   This Agreement and further information which Seller has provided to Purchaser do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein not misleading in light of the circumstances under which they are or were made.

B. Capitalization.

C.Title. Seller has legal title to, beneficial ownership of, and the power and authority to sell the Equity interest and owns and is transferring the Equity interest free and clear of any liens, security interests, encumbrances and claims or under applicable securities laws

D. No Contravention. The execution and delivery by Seller of this Agreement and all other agreements and instruments contemplated hereby to which Seller is a party, the sale of the Equity Interest on the Closing Date, and the fulfillment of and compliance with the respective terms hereof by Seller, do not and will not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under (or an event which with the giving of due notice or lapse of time or both would constitute such a default), (c) result in the creation of any Lien upon respective ownership interests or assets, (d) give any third party the right to modify, terminate or accelerate any obligation under, or (e) result in a violation of (f) the respective organizational or constituting documents of Seller, (y) any law, statute, rule or regulation to which Seller is subject, or (g) any material indenture, lease, agreement, instrument, order, judgment or decree to which is subject or are bound.

IN WITNESS WHEREOF, the parties, intending to be legally bound, below have executed this Agreement on the date hereinabove written.

Eminaich LLC ("Seller")

By: Tobayi Howton
Its: Managing Member

6

By: James A. Tilton
Its: Chief Executive Officer